UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Gary N. Papilsky, Esq.
General Counsel
Dealertrack Technologies, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042
(516) 734-3600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Paul S. Scrivano, Esq.
O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York 10036
(212) 326-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Dealertrack Technologies, Inc. (“Dealertrack” or the “Company”). The address of the Company’s principal executive office is 1111 Marcus Avenue, Suite M04, Lake Success, NY 11042. The telephone number of the Company’s principal executive office is (516) 734-3600.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.01 per share (the “Shares”). As of June 11, 2015, there were 54,859,720 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Runway Acquisition Co. (“Acquisition Sub”), a Delaware corporation and a wholly owned subsidiary of Cox Automotive, Inc. (“Cox Automotive” or “Parent”), a Delaware corporation, to purchase all of the outstanding Shares (other than Shares held in the treasury of the Company or by Parent or Acquisition Sub, by a wholly owned subsidiary of the Company or Parent or a wholly owned subsidiary of Acquisition Sub) at a price per Share equal to $63.25 (the “Offer Price”), net to the holder in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Acquisition Sub and Parent with the Securities and Exchange Commission (the “SEC”) on June 26, 2015. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 12, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Acquisition Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Acquisition Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), upon the satisfaction of the conditions to the Offer (including the condition that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered), together with any Shares then owned by Parent or its subsidiaries, shall equal at least a majority of the outstanding Shares) and the successful consummation of the Offer, no stockholder vote will be required to consummate the Merger. The consummation of the Offer and the consummation of the Merger will occur on the same date. At the effective time of the Merger (the “ Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held (i) in the treasury of the Company or by Parent or Acquisition Sub, which Shares shall be canceled and shall cease to exist, (ii) by a wholly owned subsidiary of the Company or Parent (other than Acquisition Sub) or a wholly owned subsidiary of Acquisition Sub, which Shares shall be converted into shares of the Surviving Corporation representing the same percentage ownership of the Surviving Corporation that such holder owned in the Company prior to the Effective Time, (iii) by Acquisition Sub, of which each such Share shall be converted into and become one share of the

Surviving Corporation and (iv) by stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares) will be canceled and converted into the right to receive an amount equal to the Offer Price in cash, without interest and less any applicable taxes required to be withheld.

Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on June 26, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at midnight, New York City time, at the end of the day on July 24, 2015, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Acquisition Sub are located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Acquisition Sub, Parent or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Parent

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among the Company, Parent and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement are qualified by information in a confidential disclosure letter (the “Company Disclosure Letter”) provided by the Company to Parent and Acquisition Sub in connection with the execution and delivery of the Merger Agreement. This Company Disclosure Letter contains additional information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Acquisition Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Acquisition Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Offer or the Merger at the Offer acceptance time or at the Effective Time, as the case may be).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On June 2, 2015, the Company and Parent entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which Parent and its affiliates agreed, subject to certain limitations, to keep confidential certain non-public information about the other party in connection with the consideration of a possible transaction between Parent and the Company. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Effect of the Merger on Company Shares, Equity-Based Awards; Company ESPP

Certain directors and executive officers of the Company hold outstanding Company stock options and Company restricted stock units, Company performance stock units and/or Company deferred units under the Company’s Directors’ Deferred Compensation Plan (collectively, “share unit awards”), and/or participate in the Company’s employee stock purchase plan.

Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

Equity-Based Awards

Stock Options

Pursuant to the Merger Agreement, each Company stock option outstanding and unexercised as of the Effective Time, whether vested or unvested, shall be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the number of Shares subject to such Company stock option as of the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company stock option as of the Effective Time. In the event that the exercise price per Share subject to such Company stock option equals or exceeds the Offer Price, such Company stock option will be cancelled, in accordance with the terms of the applicable equity incentive plan and award agreement, for no consideration as of the Effective Time, and the holder thereof will have no further rights with respect thereto.

The cash payment in respect of such Company stock option will be settled, less any required withholding taxes, as promptly as practicable following the Effective Time.

Company Share Unit Awards

Pursuant to the Merger Agreement, each Company share unit award that is outstanding as of the Effective Time, whether vested or unvested, shall, unless otherwise agreed by Parent and selected holders thereof, be canceled and converted automatically into the right to receive a cash payment equal to the product of (x) the number of Shares subject to such Company share unit award as of the Effective Time and (y) the Offer Price. With respect to any Company performance stock unit award, the total number of Shares subject to such award shall be determined at the target level for any Company performance stock unit award that is subject to revenue or total shareholder return-based performance metrics for performance periods that have not been completed prior to the Effective Time, and at the level eligible to be paid to the holder based on the Company’s previously determined actual revenue or shareholder return-based performance for performance periods that have been completed prior to the Effective Time.

The cash payment in respect of such Company share unit awards will be settled, less any required withholding taxes, as promptly as practicable following the Effective Time (except as otherwise required to avoid additional taxes and penalties under applicable tax laws).

Company Employee Stock Purchase Plan

Under the Merger Agreement, the Company is obligated to continue to operate the Company’s Employee Stock Purchase Plan (“ESPP”) in accordance with its terms and past practice for the offering period in effect as of the date of the Merger Agreement, which is scheduled to end on June 30, 2015, after which the Company is obligated to suspend the commencement of any offering period under the ESPP unless and until the Merger Agreement is terminated in accordance with Article VIII thereof. After the date of the execution of the Merger Agreement, except as permitted under the ESPP, the Company is obligated to prevent new participants from participating in the offering period in effect on the date of the Merger Agreement, and to prevent current participants from increasing their level of payroll deductions under the ESPP for such offering period.

Equity-Based Incentive Award Payments

For an estimate of the amounts that would become payable to each of the Company’s “named executive officers” (as defined below) in respect of their unvested Company stock options and share unit awards see “— Information Regarding Golden Parachute Compensation,” and the assumptions set forth under that subheading, below. Assuming that the Effective Time occurred on June 15, 2015, that no amount of withholding taxes is applicable to such payments, and cash consideration equal to the Offer Price per Share, we estimate that the aggregate amount that would become payable to the Company’s other executive officers (or former executive officers who have remained employees, in the case of Mr. Furcolo) in respect of their unvested Company stock options and share unit awards to be as follows:

Name	Value of Unvested Company Stock Options ($)	Value of Unvested Company Share Unit Awards ($)	Total ($)
Mark Furcolo	876,364	2,173,270	3,049,634
Amit Maheshwari	371,901	718,583	1,090,484
Kristin Halpin-Perry	241,812	561,660	803,472

Similarly, using the same assumptions set forth above, the aggregate amount that would become payable to the Company’s non-employee directors in respect of their unvested Company stock options is $900,713 and Company share unit awards is $1,942,787.

Employment Agreements with the Company

The Company is party to employment agreements with its executive officers (or former executive officers who have remained employees, in the case of Mr. Furcolo) that provide for the severance payments and benefits described below upon a termination of employment by the Company without cause, due to the executive’s death or disability, or by the executive for certain “good reasons” specified in the employment agreements (a “qualifying termination”). The Company’s employment agreements with its executive officers provide for certain additional benefits in connection with a change in control, as described below. While Mark F. O’Neil is a party to an employment agreement with the Company on the terms and conditions described in this section, Mr. O’Neil and Parent have had discussions regarding a retention agreement that Mr. O’Neil may enter into with Parent that would become effective upon the Effective Time and supersede his agreement with the Company; however, no such retention agreement has been entered into between Mr. O’Neil and Parent as of this date.

Upon a qualifying termination, subject to the applicable executive officer executing and not revoking an effective release of claims in favor of the Company and its related entities and complying with the restrictive covenants in the employment agreement, each executive officer would become entitled to the following:

•	an amount equal to one year of base salary, or two years of base salary if the qualifying termination occurs within 12 months after the Effective Time, payable in a lump sum within 60 days after the qualifying termination, less applicable tax withholdings;
•	a lump sum cash payment equal to the executive’s annual bonus for the year of termination based on actual performance, prorated through the termination date, payable if and when bonuses are paid to other similarly situated executives who remain employed (but in no event more than 75 days after the end of the calendar year to which the bonus relates), less applicable tax withholdings;
•	subject to the executive electing such coverage, the Company will pay for the executive’s medical, dental, and/or vision coverage under COBRA for up to one year; and
•	for qualifying terminations other than due to the executive’s death or disability, 24 months of accelerated vesting, or full accelerated vesting if the qualifying termination occurs within 12 months after the Effective Time, with respect to any unvested time-vesting Company stock options or Company share unit awards, and a period of 12 months following the qualifying termination to exercise any vested options (although these benefits will not have application because all Company stock options and Company share unit awards, whether vested or unvested, will be extinguished at the Effective Time for a right to a cash payment, as described above).

The employment agreements for the executive officers other than Messrs. Gibbs, Maheshwari, Furcolo and Ms. Halpin-Perry entitle the executives to receive a full “gross-up payment” for any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (“Code”).

In addition, upon the Effective Time, each executive officer would become entitled to 36 months of single-trigger accelerated vesting with respect to any unvested time-vesting Company stock options or Company share unit awards (although this benefit will not have application because all Company stock options and Company share unit awards, whether vested or unvested, will be extinguished at the Effective Time for a right to a cash payment, as described above).

For an estimate of the value of the non-equity-based payments and benefits described above that would become payable under the employment agreements with each of the Company’s named executive officers in the event of a qualifying termination event, see “— Information Regarding Golden Parachute Compensation,” and the assumptions set forth under that subheading, below. Subject to the same assumptions set forth under “— Information Regarding Golden Parachute Compensation” below, we estimate that the aggregate value of the non-equity based severance payments and benefits described above that would become payable to the Company’s other executive officers, assuming that the Effective Time occurred on June 15, 2015 and that each executive officer experienced a qualifying termination on that date, is as follows: Mr. Furcolo $770,000, Mr. Maheshwari $624,479, and Ms. Halpin-Perry $611,285. As discussed above, the equity-based severance provisions of each executive officer’s employment agreement will not have application because all Company stock options and Company share unit awards, whether vested or unvested, will be extinguished at the Effective Time for a right to a cash payment, as described above.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future. Unless superseded, the executive employment agreements described above would continue in accordance with their terms after the Effective Time.

Prior to the parties entering into the Merger Agreement, but after the material terms of the Merger Agreement had been negotiated, Parent proffered to Mr. O’Neil on the afternoon of June 11, 2015 a term sheet (the “retention term sheet”) regarding proposed terms of post-closing employment to Mark F. O’Neil.

The retention term sheet proposes that Mr. O’Neil would serve as President and Chief Executive Officer of Dealertrack for a three-year term, pursuant to a retention agreement that would become effective upon the Effective Time and supersede his current employment agreement with Dealertrack. The material compensation terms of Mr. O’Neil’s proposed employment with Parent are as follows:

•	Annual compensation including (i) initial base salary of $650,000, (ii) an annual cash incentive award with a target award opportunity of not less than 100% of base salary, (iii) an annual cash-settled long-term incentive award consistent with the terms of Cox Enterprises, Inc.’s long-term incentive award program (the “CEI LTIP”), with a target award opportunity of not less than $1.5 million and (iv) certain benefits and perquisites, including an employer-provided automobile and monthly club dues reimbursement of up to $800 per month;
•	A cash retention award in an amount equal to $5 million, which will vest and be paid on the third anniversary of the Effective Time, generally subject to Mr. O’Neil’s continued employment with the Company; and
•	Upon a termination without cause or resignation for good reason during the three-year term, Mr. O’Neil will be eligible to receive (i) base salary continuation for 24 months (12 months if Mr. O’Neil’s termination occurs on or following the first anniversary of the Effective Time), (ii) a pro rata bonus for the year of termination, based on actual performance (the “Pro Rata Bonus”), (iii) retirement treatment for any outstanding CEI LTIP awards, which generally provides for full vesting based on actual performance through the end of the fiscal year prior to retirement, divided by target performance for the cumulative three-year performance period (the “LTIP Benefit”), (iv) the retention award will remain outstanding and vest and be paid on the third anniversary of the Effective Time and (v) employer-subsidized COBRA premiums for up to 18 months.

The retention term sheet also contemplates that Mr. O’Neil will be subject to certain post-termination restrictive covenants, including a perpetual confidentiality covenant, a two-year post-termination non-solicitation covenant with respect to Parent employees and customers, and a two-year post-termination non-competition covenant.

Mr. O’Neil and Parent have had discussions regarding the retention term sheet. However, as of the date of this filing, Mr. O’Neil has not accepted the retention term sheet, Mr. O’Neil and Parent have not signed the retention term sheet, and Mr. O’Neil is continuing to negotiate the retention term sheet with Parent.

Continuing Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that each Company employee who continues as an employee of the Surviving Corporation, of Parent or of any of their respective subsidiaries following the consummation of the Merger (a “continuing employee”) will, until the earlier of the termination of such continuing employee’s employment with such entities or (i) the first anniversary of the consummation of the Merger, be provided with at least the same level of base salary or wage rate as provided to the continuing employee immediately prior to the consummation of the Merger, and (ii) the end of the calendar year in which the consummation of the Merger occurs, be provided with (a) incentive compensation opportunities (excluding equity-based incentive compensation opportunities) substantially comparable in the aggregate to those provided to the continuing employee immediately prior to the consummation of the Merger; and (b) other compensation and benefits (other than salary, wages and incentive compensation opportunities) substantially comparable in the aggregate to those provided to the continuing employee immediately prior to the consummation of the Merger.

Pursuant to the Merger Agreement, Parent has also agreed that, until the first anniversary of the consummation of the Merger, continuing employees who are terminated without “cause” (as determined based on the standards customarily applied by Parent with respect to Parent’s policies and practices) and who are not otherwise entitled to severance under an individual agreement will generally receive severance payments and benefits no less than those provided to similarly situated employees of Parent under the severance policies and practices of Parent in effect on the date of the execution of the Merger Agreement.

In addition, Parent has agreed, subject to certain exceptions, to recognize years of service with the Company or its subsidiaries under Parent employee benefit plans to the extent such service would have been recognized under a corresponding Company employee benefit plan, and generally to cause any pre-existing condition exclusions and waiting periods to be waived under certain welfare benefit plans and provide credit for deductibles and co-payments, in each case, to the same extent such treatment applied under the corresponding Company employee benefit plan.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Parent or the Surviving Corporation for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section entitled “— Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers who were named executive officers in the Company’s most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K (the “named executive officers”), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the Effective Time of the Merger, and thus the date of the “change in control” as used below, occurred on June 15, 2015, that the employment of the named executive officer was terminated under a qualifying termination on such date after the closing of the Merger, that no amount of withholding taxes are applicable to any payments set forth in the table, and that no payments are delayed for six months to the extent required under Code Section 409A. The amounts set forth in the table are estimates based on the $63.25 per Share cash consideration payable under the Merger Agreement. With respect to Mr. O’Neil and the other named executive officers, the information set forth below assumes that each executive receives payments under his employment agreement with the Company. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “— Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Name	Cash(1) ($)	Equity(2) ($)	Perquisites/ Benefits(3) ($)	Tax Reimbursement(4) ($)	Total ($)
Mark O’Neil	1,575,833	9,908,294	17,134	—	11,501,261
Eric Jacobs	882,031	4,573,068	17,134	—	5,472,233
Raj Sundaram	962,500	4,932,435	17,134	—	5,912,069
Rick Gibbs	962,500	2,353,963	21,100	—	3,337,563
Rich McLeer	802,125	4,012,494	17,134	—	4,831,753

(1)	As described in more detail above in “— Arrangements between the Company and its Executive Officers, Directors and Affiliates,” this amount equals the “double-trigger” cash severance payments payable to each of the named executive officers upon a qualifying termination immediately following the closing of the Merger, which consists of (i) an amount equal to two years of base salary, payable in a lump sum within 60 days after the qualifying termination, and (ii) a lump sum cash payment equal to the executive’s annual bonus based on actual performance for the year of termination, prorated through the termination date, payable if and when bonuses are paid to other similarly situated executives who remain employed (but in no event more than 75 days after the end of the calendar year to which the bonus relates), in each case less applicable tax withholdings. For purposes of this table, we have assumed that the Effective Time, and the named executive officer’s qualifying termination, occurred on June 15, 2015 and that each named executive officer would have been eligible for an annual bonus in respect of the 2015 bonus year equal to 100% of such named executive officer’s target bonus. If a named executive officer’s qualifying termination was to occur more than 12 months after the Effective Time, such executive officer would only be entitled to a payment equal to one year of base salary (instead of two years as reflected above). The Company’s obligation to pay the cash severance payments to the named executive officers is conditioned on the applicable named executive officer executing and not revoking an effective release of claims in favor of the Company and its related entities and agents. The named executive officers must also comply with certain post-termination restrictive covenants, including a perpetual confidentiality covenant, a two-year post-termination non-solicitation covenant with respect to Company employees and certain customers, and a two-year post-termination non-competition covenant.

The following table lists the respective portions of the amount set forth in this column that are attributable to the cash severance described in subsection (i) of this paragraph and the portion of the amount set forth in this column that is attributable to the pro-rata bonus described in subsection (ii) of this paragraph.

Name	Cash Severance Paid Related to Base Salary ($)	Cash Severance Paid Related to Pro-Rata Annual Bonus ($)	Total ($)
Mark O’Neil	1,240,000	335,833	1,575,833
Eric Jacobs	750,000	132,031	882,031
Raj Sundaram	800,000	162,500	962,500
Rick Gibbs	800,000	162,500	962,500
Rich McLeer	690,000	112,125	802,125
(2)	As described in more detail above in “— Arrangements between the Company and its Executive Officers, Directors and Affiliates,” (i) each outstanding unvested Company stock option held by a named executive officer as of the Effective Time will be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (a) the number of Shares subject to such Company stock option as of the Effective Time and (b) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company stock option as of the Effective Time, and (ii) each outstanding unvested Company share unit award held by a named executive officer as of the Effective Time will be canceled and converted automatically into the right to receive a cash payment equal to the product of (x) the number of Shares subject to such Company share unit award as of the Effective Time and (y) the Offer Price. With respect to any unvested Company performance stock unit award held by a named executive officer, the total number of Shares subject to such award will be determined at the target level for any Company performance stock unit award that is subject to revenue or total shareholder return-based performance metrics for performance periods that have not been completed prior to the Effective Time, and at the level eligible to be paid to the named executive officer based on the Company’s previously determined actual revenue or shareholder return-based performance for performance periods that have been completed prior to the Effective Time. The cash payment in respect of the unvested Company stock options and share unit awards held by the named executive officers will be settled as promptly as practicable following the Effective Time, less any required withholding taxes. Because of this “single trigger” vesting and payment of outstanding Company stock options and share unit awards pursuant to the Merger Agreement, the equity-related severance provisions of each named executive officer’s employment agreement — which entitle the executive to 36 months of “single-trigger” accelerated vesting with respect to any unvested Company stock options or Company share unit awards and full “double trigger” accelerated vesting for all such unvested awards for a qualifying termination (other than due to death or disability) within 12 months after the Effective Time — will not have application in the Transactions. The cash amounts to be paid to named executive officers in respect of their Company stock options or Company share unit awards that are fully vested as of June 15, 2015 are not included in the above table.

The following table sets forth the values of each type of equity-based incentive award that would vest and become payable on a “single trigger” basis pursuant to the Merger Agreement. The amounts in this column and in the table below assume a price per Share equal to the Offer Price.

Name	Value of Company Stock Options ($)	Value of Company Restricted Stock Units ($)	Value of Company Performance Stock Units ($)	Total ($)
Mark O’Neil	2,867,241	2,958,518	4,082,535	9,908,294
Eric Jacobs	1,324,864	1,423,125	1,825,079	4,573,068
Raj Sundaram	1,444,640	1,530,903	1,956,892	4,932,435
Rick Gibbs	556,524	649,008	1,148,431	2,353,963
Rich McLeer	1,155,618	1,237,422	1,619,454	4,012,494
(3)	As described in more detail above in “— Arrangements between the Company and its Executive Officers, Directors and Affiliates,” this amount equals the estimated value of the “double-trigger” Company-paid medical, dental and/or vision benefit coverage under COBRA for 12 months, as provided under the terms of the named executive officers’ respective employment agreements for a qualifying termination that occurs anytime following the Effective Time. This amount is based on the applicable named executive officer’s elected level of coverage for plan year 2015 and the rate applicable to such coverage effective as of January 1, 2015. The named executive officers’ rights to receive the welfare benefits described in this footnote are subject to the executive officer’s execution and non-revocation of a release of claims in favor of the Company and compliance with certain restrictive covenants, as described in footnote (1) above. Except for the welfare benefit described in this footnote, as of the date of this Schedule 14D-9, the named executive officers are not expected to receive any perquisites or personal benefits that are based on or otherwise relate to the Transactions.
(4)	As described in more detail above in “— Arrangements between the Company and its Executive Officers, Directors and Affiliates,” the employment agreements for the named executive officers other than Mr. Gibbs entitle the executive officers to receive a full “gross-up payment” for any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Code. Any gross-up payment would be a “single trigger” benefit. Based on the same assumptions set forth in the introduction to this table, none of the covered executive officers would be entitled to any gross up payment in connection with the Transactions.

Effect of the Merger on Director and Officer Indemnification and Insurance

Until the sixth anniversary of the Effective Time, Parent, the Surviving Corporation and its subsidiaries shall (i) indemnify and hold harmless each present and former director and officer of the Company or its subsidiaries (the “Indemnified Persons”) against any costs, expenses or losses in connection with any action arising out of or pertaining to (a) any action or omission or alleged action or omission in connection with such Indemnified Person’s capacity as an officer, director or employee of the Company or any of its subsidiaries or affiliates or (b) the Offer, the Merger, the Merger Agreement and any transactions contemplated thereby; and (ii) pay in advance of the final disposition of any action the expenses of any Indemnified Person upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified. Neither Parent nor the Surviving Corporation shall settle or compromise or consent to the entry of any judgment for which indemnification may be sought unless such settlement or compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim.

The Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from the Effective Time with respect to any claim related to any period prior thereto from an insurance carrier with the same or better credit rating as the Company’s current applicable insurance carrier (the “D&O Insurance”), with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. If the Company or the Surviving Corporation fails to obtain such “tail” insurance policies, Parent or the Surviving Corporation will maintain in effect for at least six years from the Effective Time the D&O Insurance in place as of the date of the Merger Agreement or provide insurance for the Indemnified Persons from an alternative carrier with the same or better credit rating and with terms and conditions no less favorable than the Company’s existing coverage. However, notwithstanding its obligations to provide such insurance, Parent shall not be required to spend in excess of 250% of the annual premiums currently paid by the Company for such insurance.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on June 11, 2015, after careful consideration, the Board, among other things, unanimously (i) declared that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares to Acquisition Sub in the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the consummation of the Offer.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Acquisition Sub in the Offer.

A copy of the joint press release issued by Parent and the Company, dated June 15, 2015, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(H) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board

Background of the Offer

As part of Dealertrack’s ongoing consideration and evaluation of its long-term prospects and strategy, the Board and executive management have regularly reviewed and assessed its business strategy and objectives, including strategic opportunities and challenges, and have considered various potential strategic options potentially available to Dealertrack, all with the goal of enhancing value for its stockholders. These strategic discussions have focused on, among other things, the business environment facing technology companies generally, and Dealertrack specifically, as well as market and other conditions in the software as a service and automotive industries. From time to time, the Board and management have received inquiries from third parties regarding potential transactions, although Dealertrack has not received any such inquiries within the last two years, other than the inquiries from Cox Automotive as described below.

In June 2013, Mr. Schwartz and Mr. O’Neil met to discuss the industry generally and possible partnership opportunities. During the course of that meeting, Mr. Schwartz also inquired generally as to Dealertrack’s interest in a potential transaction at some future date, but the discussions concerning a transaction were not specific in nature and proceeded no further.

Following industry meetings at the National Auto Dealers Association (“NADA”) conference in January 2014, representatives of Cox Automotive’s various business units began discussions with representatives of Dealertrack’s business units to explore potential collaboration opportunities based on their respective product and service offerings.

In July 2014, Mr. Schwartz and Mr. O’Neil again met in person. At this meeting, Mr. Schwartz made an unsolicited inquiry to Mr. O’Neil as to a possible transaction. Mr. O’Neil responded that Dealertrack would keep an open mind to any proposal made by a third party, but again the conversation did not proceed to any specific proposal.

On August 11, 2014, Mr. Schwartz and Mr. O’Neil met at Dealertrack’s offices in Lake Success, New York. Also present at the meeting were Raj Sundaram, Dealertrack’s then Executive Vice President, and Dallas Clement, Cox Automotive’s Chief Financial Officer. The participants discussed possible partnership opportunities between the two companies. Mr. Schwartz reiterated Cox Automotive’s interest in a potential transaction with Dealertrack.

From January 22 through January 25, 2015, representatives and management of both Cox Automotive and Dealertrack met at the 2015 NADA conference and discussed ongoing and emerging trends in the automotive industry, as well as potential opportunities for collaboration on product and service offerings between Cox Automotive and Dealertrack.

On February 12, 2015, following up on the discussions at the NADA conference, Mr. Schwartz and Mr. O’Neil flew together from Oregon to Dallas, Texas. During the flight, Mr. Schwartz and Mr. O’Neil again discussed possible opportunities between Cox Automotive and Dealertrack. Mr. Schwartz, on an unsolicited basis, reiterated Cox Automotive’s interest in acquiring Dealertrack. However, no specific proposal was made. Mr. O’Neil indicated that Dealertrack was not exploring strategic transactions at that time and was continuing to focus on executing its strategic business plan, but that as a CEO of a public company he would consider any bona fide proposals that would bring appropriate value to stockholders.

On February 26, 2015, Mr. Schwartz called Mr. O’Neil to confirm attendance at a previously scheduled meeting to be held on March 5, 2015 to discuss industry collaboration and proposals for strategic partnerships. On this call, Mr. Schwartz suggested that the agenda for this meeting include a continuation of the discussion with respect to an acquisition of Dealertrack, including further conversation on the Dealertrack business that would be used to prepare an offer.

On March 5, 2015, Mr. O’Neil met Mr. Schwartz in Georgia. Also present at the meeting were Mr. Sundaram, as well as Mr. Clement. Alex Taylor, a member of the Cox family, and John Dyer, President of Cox Enterprises, also participated in the meeting for a short period of time. The participants discussed at a high level Dealertrack’s business and results of operations. No financial information concerning Dealertrack’s performance was provided. Again, however, Mr. Schwartz, on an unsolicited basis, reiterated Cox Automotive’s general interest in acquiring Dealertrack.

On or about March 16, 2015, Mr. Schwartz and Mr. O’Neil met in Richmond, Virginia. Mr. Schwartz made an unsolicited proposal to Mr. O’Neil to acquire all of the outstanding shares of Dealertrack for $52.50 per share in cash (the “March 16 Proposal”). Mr. O’Neil indicated that this offer would be of no interest to Dealertrack and that Cox Automotive must make a much better offer, suggesting a price per share of $70 or more if Cox Automotive wanted to put something compelling in front of the Board.

On March 26, 2015, Mr. O’Neil called Mr. Schwartz regarding the March 16 Proposal, and responded that the price offered in the March 16 Proposal was inadequate, but that Mr. O’Neil would share the proposal with the Board and get back to Mr. Schwartz at a later date.

On May 6, 2015, the Board discussed the March 16 Proposal and after deliberation, determined that the March 16 Proposal was inadequate.

On May 8, 2015, Mr. O’Neil and Mr. Schwartz spoke by phone. Mr. O’Neil stated that the Board had considered the March 16 Proposal, and had determined that the proposal was inadequate.

On May 20, 2015, Mr. O’Neil and Eric D. Jacobs, Dealertrack’s Executive Vice President and Chief Financial and Administrative Officer, met with Mr. Schwartz, Joseph Luppino, Senior Vice President and Chief Corporate Development Officer of Cox Automotive, and Mr. Clement in Dallas, Texas, and generally discussed the business of Dealertrack as well as possible synergies between the companies. On or about the same date, Messrs. Schwartz and O’Neil discussed a price range in between the previous bid and ask. Mr. O’Neil subsequently forwarded to Mr. Schwartz analyst feedback describing one-year forecasts with respect to Dealertrack stock, indicating a price range from $43 to $63 per share on a standalone basis. Mr. Schwartz indicated he would review any further information Dealertrack wished to provide and respond to Mr. O’Neil.

On or around May 28, 2015, Mr. Schwartz called Mr. O’Neil. Mr. Schwartz again made an unsolicited proposal to Mr. O’Neil to acquire all of the shares of Dealertrack for an improved price per share of $61.50 in cash (the “May 28 Proposal”). Mr. O’Neil responded that he would present the offer to the Board, and would get back to Mr. Schwartz in a few days. Later that day, the Board convened a conference call during which Mr. O’Neil and Mr. Jacobs reported to the Board Cox Automotive’s May 28 Proposal of $61.50 per share. After discussion, the Board directed the Company to retain Evercore Group L.L.C. (“Evercore”), as financial advisor, and O’Melveny & Myers LLP (“O’Melveny”), as outside legal counsel, to assist Dealertrack in evaluating the May 28 Proposal. O’Melveny was informed of the decision on May 28, 2015 and Evercore on May 29, 2015.

On May 31, 2015, the Board convened a meeting by telephone conference call to discuss the May 28 Proposal. Mr. O’Neil discussed with the Board the unsolicited inbound May 28 Proposal from Cox Automotive for $61.50 per share in cash. A representative from O’Melveny reviewed for the Board its fiduciary duties under Delaware law, including their fiduciary duties with respect to a potential transaction. Representatives from Evercore reviewed with the Board certain financial analyses concerning the Cox Automotive proposal. The Board and its advisors then discussed the proposal and potential responses. The Board considered whether to engage in negotiations with Cox Automotive and, if so, whether to contact other potential acquirers in advance of entering into such negotiations. In that regard, the directors, with input from representatives of Evercore, reviewed the range of potential acquirers and determined that there was a low likelihood of there being any other acquirer who would have the interest and ability to pay the price that Cox Automotive was currently offering. The Board also discussed the risk that contacts with potential acquirers might leak to the public, which could disrupt Dealertrack’s operations as well as put the Cox Automotive offer at risk. The Board also discussed making a counterproposal to Cox Automotive at an increased price, together with a break-up fee on the low end of the customary range for such fees, as well as a two-step transaction structure and provisions for deal certainty. Extensive discussion and deliberation then ensued among the Board and its advisors concerning potential responses, and the positives and negatives of each. The Board and its advisors also discussed the pros and cons of Dealertrack remaining as a stand-alone company and the certain value offered by the Cox Automotive proposal. After additional extensive deliberation, the Board determined that the low likelihood of other potential acquirers being willing and able to make a superior offer, coupled with the risks attendant with a leak, weighed against contacting other potential acquirers and that those factors, coupled with the substantial value potential of a transaction with Cox Automotive weighed in favor of making a counter-proposal to Cox Automotive for an increased price, a break-up fee in the customary range and other deal protection provisions that would provide the Board with reasonable latitude to consider post-signing bids, as well as provisions providing for high deal certainty. The Board directed Mr. O’Neil to make that counterproposal and authorized Mr. O’Neil to agree to a short period of exclusivity in exchange for these improved deal terms.

On June 1, 2015, Mr. Schwartz met with Mr. O’Neil telephonically. Mr. O’Neil stated that the previous offer of $61.50 was inadequate. After further discussion, Mr. Schwartz and Mr. O’Neil discussed a price of $63.25 per share in cash. Mr. O’Neil also stated a request that any break-up fee be no more than 3%, and contract terms that would provide Dealertrack with increased deal certainty in exchange for a two week exclusivity period. The transaction would be structured as a tender offer by Parent or one of its subsidiaries for all of the outstanding shares of Dealertrack. Mr. O’Neil indicated his belief that $63.25 would be an acceptable price, subject to confirmation by his board of directors. Also on June 1, 2015, representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), legal counsel to Parent, and representatives of O’Melveny engaged in negotiations regarding a confidentiality agreement with respect to the consideration and negotiation of the potential transaction. The same day, Wachtell Lipton and O’Melveny also discussed certain high-level transaction terms.

On June 2, 2015, Cox Automotive and Dealertrack entered into a confidentiality agreement. That same day, Mr. O’Neil and Mr. Schwartz met in person in New York, New York, to further discuss the proposed transaction.

During the evening of June 2, 2015, the Board met by telephone conference call. Representatives of O’Melveny and Evercore also participated in the call. Mr. O’Neil described Cox Automotive’s agreement to the improved terms he had proposed. Extensive discussion then ensued among the directors after which the Board approved moving forward with discussions with Cox Automotive on the terms of the proposed transaction.

On June 3, 2015, a representative of Wachtell sent a draft merger agreement to a representative of O’Melveny. Also on June 3, representatives of Cox Automotive spoke by telephone conference call with representatives of Dealertrack to discuss Cox Automotive’s requested due diligence review of Dealertrack and related matters.

On June 4, 2015, the Board met by telephone conference call. A representative of O’Melveny summarized for the Board the significant issues in the draft merger agreement from Cox Automotive,

including, among other things, issues regarding Dealertrack’s request for high deal certainty and Cox Automotive’s request that Dealertrack adopt a stockholder rights plan in connection with the merger agreement. The representative from O'Melveny again reviewed with the Board its fiduciary duties under Delaware law, and also described for the Board the purpose and effect of a stockholder rights plan and the interplay of a stockholder rights plan with the Board’s fiduciary duties. Representatives of Evercore also provided their views on Cox Automotive’s request that the Company adopt a stockholder rights plan. The Board deliberated on Cox Automotive’s request that Dealertrack adopt a stockholder rights plan, considered the advice and counsel of O'Melveny and Evercore, and instructed management and the Board’s advisors to reject that request. The Board instructed Mr. O’Neil to speak with Mr. Schwartz, and reiterate the request for terms that provide for high deal certainty. Later that day, Mr. O’Neil spoke by phone with Mr. Schwartz, and reiterated the request.

Mr. O’Neil and Mr. Schwartz also communicated several times on June 3, 4 and 9, concerning the proposed transaction. Representatives of Dealertrack and representatives of Cox Automotive also communicated several times during this period.

On June 5, 2015, a representative of O’Melveny delivered a mark-up of the draft merger agreement to a representative of Wachtell.

Between June 8 and June 12, Wachtell periodically provided additional diligence questions to O’Melveny in connection with Wachtell’s and Cox Automotive’s review of the transaction.

On June 8, 2015, representatives of O’Melveny, Dealertrack and Wachtell spoke by telephone conference call to negotiate the merger agreement. Among the topics discussed were the level of deal certainty efforts that Cox Automotive would commit to, Dealertrack’s unwillingness to adopt a stockholder rights plan upon signing the merger agreement, certain deal protection provisions, and certain representations and warranties and covenants. Also on June 8, the Board met by telephone conference call. Mr. O’Neil provided an update on the proposed transaction and a representative of O’Melveny updated the Board on developments with the merger agreement and provided a summary of the significant issues contained therein. The directors then extensively discussed all these matters. The Board authorized Mr. O’Neil to continue speaking with Mr. Schwartz on open issues in the merger agreement and instructed management and the Company’s advisors to continue to move forward with the proposed transaction.

Also on June 8, representatives of Dealertrack met with representatives of Parent concerning the proposed transaction, at times with representatives of Wachtell and O’Melveny present. Later in the evening, a representative from Wachtell spoke with a representative of O’Melveny by telephone regarding outstanding issues, including the issue of a stockholder rights plan and provisions for deal certainty. A representative of BDT & Company, LLC (“BDT & Co.”), a financial advisor to Parent, also spoke with a representative of Evercore on similar outstanding issues. Also that evening, Mr. Schwartz spoke by telephone with Mr. O’Neil to discuss similar outstanding issues. Representatives of O’Melveny also sent a draft of the “Company Disclosure Letter” to the merger agreement to representatives of Wachtell.

On June 9, representatives of Dealertrack met with representatives of Cox Automotive to further discuss the business of Dealertrack, and the terms of the proposed transaction. Representatives of O’Melveny and Wachtell also spoke by phone to discuss the terms of the merger agreement, including provisions on deal certainty and the stockholder rights plan. Later in the evening of June 9, representatives of Dealertrack and Cox Automotive met to discuss a proposal by Cox Automotive on deal certainty that Cox Automotive was willing to provide. Also during the evening on June 9, representatives of Wachtell sent a revised merger agreement to representatives of O’Melveny. The revised merger agreement contained Cox Automotive’s proposal on deal certainty, and deleted the requirement that Dealertrack adopt a stockholder rights plan upon signing the merger agreement.

On June 10, representatives of O’Melveny and Wachtell spoke several times by phone concerning Cox Automotive’s proposal on deal certainty, as well as the reverse termination fee that was included with that proposal. O’Melveny also sent comments on the merger agreement, as well as a revised draft of the Company Disclosure Letter to the merger agreement, to representatives of Wachtell. Also on June 10, Peter Cassat, Vice President and General Counsel of Cox Automotive, and Gary Papilsky, General Counsel and Senior Vice

President of Dealertrack, met telephonically to discuss certain intellectual property matters and other diligence matters. Mr. O’Neil also communicated with Mr. Schwartz on or about June 10 on the status of the merger agreement and the proposed transaction, as well as Cox Automotive’s proposal on deal certainty. Representatives of Dealertrack and representatives of Cox Automotive also communicated several times on June 10.

On June 11, representatives of O’Melveny and Wachtell spoke several times by telephone concerning the merger agreement and the Company Disclosure Letter. Representatives of Evercore also spoke several times to representatives of BDT & Co. concerning the proposed transaction. Representatives of O’Melveny and Wachtell continued to negotiate the terms of the merger agreement and the Company Disclosure Letter throughout the day.

Later during the evening of June 11, the Board held a meeting to further consider the proposed transaction. Mr. O’Neil described the status of the discussions with Cox Automotive. Representatives of Evercore reviewed for the Board its financial analysis of the $63.25 offer price, and described the methodologies underlying its analysis. Representatives of Evercore also advised that Evercore was prepared to render its opinion (subsequently confirmed in writing), as of the date of the meeting, that the consideration to be received by the holders of the Shares in the Transaction was fair, from a financial point of view, to the holders of the Shares. A representative of O’Melveny reviewed with the Board its fiduciary duties under Delaware law in connection with the proposed transaction. A representative of O’Melveny also reviewed with the Board the terms of the proposed transaction and the terms of the merger agreement, including without limitation the “deal protection” provisions, the provisions on deal certainty, and the termination rights and fees. The directors then extensively discussed all these matters and among other things, once more reviewed the deal protection provisions anticipated by the merger agreement and determined that such terms were not coercive or preclusive and would not unreasonably deter other potential bidders. The Board further determined that the deal protections in the merger agreement were in the stockholders’ best interests because, without them, Cox Automotive would not enter into the merger agreement, depriving stockholders of the value offered by the proposed transaction. The directors also reviewed again the Company’s prospects as a standalone entity. At the conclusion of these discussions, the Board unanimously voted to approve the proposed transaction.

During the day on June 12, representatives of O’Melveny, Evercore, Dealertrack, Wachtell, BDT & Co. and Citi, financial adviser to Cox Automotive, finalized the merger agreement and the Company Disclosure Letter. After the close of the U.S. stock markets on June 12, Dealertrack, Cox Automotive and Acquisition Sub executed and delivered the merger agreement.

On the morning of June 15, Cox Automotive and Dealertrack publicly announced the transaction before the opening of trading on NASDAQ.

Reasons for the Recommendation of the Board

The Board carefully considered the Offer and the Merger, consulted with the Company’s management and legal and financial advisors, and took into account numerous factors, including, but not limited to, the factors listed below. The Board has unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company’s stockholders, and recommends that the Company’s stockholders tender their Shares to Acquisition Sub in the Offer, for the following reasons.

1. Company Business; Historical Market Conditions

The Board considered historical information regarding (i) the Company’s business, financial performance and results of operations, (ii) market prices, volatility and trading activity with respect to the Shares, and (iii) market prices with respect to other industry participants and general market indices.

2. Company Business; Current Business Conditions

The Board considered current information regarding (i) the Company’s business, prospects, financial condition, operations, technology, products, services, management, competitive position and strategic business goals and objectives, (ii) general economic, industry and financial market conditions, and (iii) opportunities and competitive factors within the Company’s industry.

3. Remaining Independent and Strategic Alternatives

The Board reviewed the prospects and likelihood of realizing superior benefits for the Company’s stockholders through remaining an independent company, risks associated with remaining an independent company, and possible alternative business strategies. The Board unanimously concluded that remaining an independent company likely would not present opportunities for creating greater value for the Company’s stockholders as compared to the Offer and the Merger.

4. Potential Strategic Relationships

The Board considered (a) the potential for other third parties to enter into strategic relationships with or to seek to acquire the Company, including a review of management’s dealings with other possible buyers in the past and assessment of the likelihood that a third party would offer a higher price than the price per Share offered by Parent and (b) its familiarity with possible other third parties who could potentially seek to acquire the Company and its belief that such parties may not have an interest in or the financial capacity to effect such an acquisition.

5. Substantial and Immediate Cash Value

The Board considered the timing of the Transactions and the risk that if the Company did not accept Parent’s offer now (as provided for in the Merger Agreement), it may not have another opportunity to do so or a comparable opportunity. The Board unanimously concluded that the risks of accepting the Parent’s offer on a timely basis were outweighed by the potential benefits to the Company’s stockholders of the Offer and the Merger.

6. Strategic Opportunity to Maximize Value

The Board decided that it was preferable to negotiate on a confidential basis with a single potential acquirer rather than to conduct a private or public “auction” of the Company, particularly in light of (1) the risk that a public auction would not result in a transaction at a more attractive price than the Offer Price per Share offered by Parent in the Transactions and could put Parent’s proposed offer at risk, (2) the risk that contacts with potential acquirers could leak to the public and the risks that such a leak would pose to Parent’s proposed offer, (3) the fact that the Company would be permitted, under circumstances described in the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal (as defined in the Merger Agreement) after giving Parent the opportunity to match the superior proposal and upon payment of a termination fee, which would provide the Board with reasonable latitude to consider post-signing bids, and (4) its determination that the approach pursued was the most likely to result in the highest price reasonably available for the Company and its stockholders.

7. Deal Certainty

The Board noted the fact that the terms of the Merger Agreement provide for high deal certainty, including the requirement, subject to certain limitations described in the Merger Agreement, that Parent must use reasonable best efforts to obtain necessary regulatory approvals and if the Merger Agreement is terminated under certain circumstances (including, among others, if the Offer has not occurred by nine months after the date of the Merger Agreement under certain circumstances), Parent is required to pay to the Company a reverse termination fee.

8. Opinion of the Company’s Financial Advisor

Evercore delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 12, 2015, that, as of such date and based upon and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the per Share cash consideration (“Consideration”) to be received by the holders of Shares in the Transactions is fair, from a financial point of view, to the holders of the Shares. The full text of Evercore’s written opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by Evercore in rendering its opinion is attached hereto as Annex A. The opinion was addressed to the Board and addresses only the fairness, from a financial point of view, of the Consideration to be received by the holders of Shares. The opinion does not address any other aspect of the Transactions and does not constitute a recommendation to the Board or to any other persons in respect of the Transactions, including as to how any holder of Shares should act in respect of the Transactions.

9. No Stockholder Participation in Future Growth or Earnings

The Board considered that the nature of the Offer and the Merger as a cash transaction meant that the Company would no longer exist as an independent public company and the Company’s stockholders would forego any future increase in its value as an independent public company that might result from its possible growth.

10. Potential Impact of Announcement

The Board considered the possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s financial performance, operating results and stock price and the Company’s relationships with customers, suppliers, other business partners, management and employees.

11. No Solicitation

The Board considered the fact that the Merger Agreement (i) precludes the Company from actively soliciting competing acquisition proposals and (ii) obligates the Company (or its successor) to pay Parent a termination fee under specified circumstances, and the effect these provisions may have on a competing acquisition proposal or the price offered in such a proposal. The Board unanimously concluded that the risks associated with these non-solicitation and termination fee obligations were outweighed by the potential benefits to the Company’s stockholders of the Offer and the Merger.

12. Conduct of the Business

The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business in the event the Offer and the Merger are not completed (including by delaying or preventing the Company from pursuing business opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company). The Board unanimously concluded that the risks and other potentially negative factors associated with the restrictions on conduct of the business by the Merger Agreement were outweighed by the potential benefits to the Company’s stockholders of the Offer and the Merger.

13. Likelihood of Consummation

The Board considered the likelihood that the Offer will be completed and the Merger will be consummated, as well as the risks involved with the Offer and the Merger and the possibility that the Offer and the Merger might not be consummated and the Company’s prospects going forward without the Transactions. The Board unanimously concluded that the risks associated with a failure to consummate the Offer and the Merger were outweighed by the likelihood of consummation of the Offer and the Merger and the benefits to the Company’s stockholders of the Offer and the Merger.

14. Transaction Expenses

The Board considered the fact that Parent is an entity considerably larger than the Company and has the requisite financial wherewithal to consummate the Transactions and pay all related fees and expenses. The Company also considered the substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed. The Board unanimously concluded that despite such transaction expenses, the Offer and Merger presented the best opportunity to maximize value for the Company’s stockholders.

15. Potential Conflicts of Interest

The Board considered all known interests of directors and executive officers of the Company in the Offer and the Merger that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

16. Appraisal Rights

The Board considered the fact that statutory appraisal rights are available under the DGCL in the Merger for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under the DGCL, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, Acquisition Sub, the Company, or their respective affiliates regarding continued service with Parent, Acquisition Sub, the Company or their respective affiliates after the Effective Time, it is possible that Parent, Acquisition Sub, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future. For a description of the proposed retention term sheet with Mr. O’Neil, see the discussion above in the section entitled “—Executive Officer and Director Arrangements Following the Merger.” Unless superseded, the executive employment agreements described above would continue in accordance with their terms after the Effective Time.

Opinion of the Company’s Financial Advisor

Opinion of Evercore Group L.L.C.

On June 11, 2015, at a meeting of the Board, Evercore delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 12, 2015, that, as of such date and based upon and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the Consideration to be received by the holders of Shares in the Transactions is fair, from a financial point of view, to the holders of the Shares.

The full text of Evercore’s written opinion, dated June 12, 2015, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken in rendering its opinion, is attached hereto as Annex A and is incorporated herein by reference in its entirety. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was directed to the Board and addresses only the fairness, from a financial point of view, of the Consideration to be received by the holders of Shares in the Transactions. The opinion does not address any other aspect of the Transactions and does not constitute a recommendation to the Board or to any other persons in respect of the proposed merger, including as to how any holder of Shares should act in respect of the Transactions. Evercore’s opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transactions.

In connection with rendering its opinion, Evercore has, among other things:

•	reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts’ estimates;
•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to Evercore by management of the Company;
•	reviewed certain non-public historical and projected operating data relating to the Company prepared and furnished to Evercore by management of the Company;
•	discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);
•	reviewed the reported prices and the historical trading activity of the Shares;
•	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of the Company and the valuation multiples relating to the merger with those of certain other transactions that we deemed relevant;
•	reviewed the Merger Agreement; and
•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore has assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumes no liability therefor. With respect to the projected financial data relating to the Company referred to above, Evercore has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company under the business assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transactions will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transactions.

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date it rendered its opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of its opinion. It should be understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expresses no opinion with respect to, any matter other than the fairness of the Consideration to be received by the holders of the Shares in the Transactions, from a financial point of view, to such holders. Evercore did not express any view on, and its opinion did not address, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Shares or any business combination or other extraordinary transaction involving the Company. Evercore’s letter, and its opinion, does not constitute a recommendation to the Board or to any other persons in respect of the Transactions, including as to how any holder of Shares should act in respect of the Transactions. Evercore expressed no opinion as to the price at which shares of the Shares would trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Except as described above, the Board imposed no other instructions or limitations on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. Evercore’s opinion was only one of many factors considered by the Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Board respect to the Transactions or the Consideration payable in the Transactions.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Board on June 11, 2015 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before June 10, 2015 (the last trading day prior to June 11, 2015, the date on which the Board approved the Transactions), and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Discounted Cash Flow Analysis.

Evercore performed a discounted cash flow analysis of the Company in order to derive implied per share equity reference ranges for the Company as of June 30, 2015 based on the implied present value of the Company’s future unlevered cash flow. In this analysis, Evercore used the non-public historical and projected operating data relating to the Company prepared and furnished to Evercore by management of the Company (the “Management Case”), as well as certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts’ estimates (the “Research Case”). In each case, the unlevered free cash flows and range of terminal asset values were then discounted to present values using a range of discount rates of 9.0% to 10.0%, which was chosen by Evercore based upon an analysis of the weighted average cost of capital of the Company and the companies identified below under the caption “Selected Publicly Traded Companies Analysis”. Further, Evercore used a range of perpetuity growth rates of 4.0% to 5.0% to calculate a range of terminal asset values of the Company at the end of fiscal year 2020 for purposes of these analyses. These analyses indicated the following implied range of equity values per share of Shares, as compared to the Consideration:

Implied Equity Value Per Share		Consideration
Management Case	Research Case
$41.02 – 64.59	$34.90 – 55.76	$63.25

Selected Publicly Traded Companies Analysis.

Evercore reviewed and compared certain financial and operating information and measurements relating to the Company to corresponding information and measurements of certain selected publicly traded companies. Evercore noted, however, that none of the selected publicly traded companies is identical or directly comparable to the Company.

As part of its analysis, Evercore calculated and analyzed the multiple of total enterprise value (“TEV”) (which represents market capitalization plus total outstanding debt, less cash and cash equivalents) to 2015E and 2016E EBITDA for the selected companies. The multiples for each of the selected companies were calculated using the closing price of the selected companies’ common stock on June 10, 2015 and were based on, and derived from, publicly available filings, publicly available research estimates published by independent equity research analysts associated with various Wall Street firms. The multiples for the Company were calculated using the June 10, 2015 price per Share of $39.68 and were based on, and derived from, publicly available information.

The 42 companies that Evercore selected are set forth below:

Automotive Information and Technology

•	CDK Global, Inc.
•	Solera Holdings, Inc.
•	TrueCar, Inc.

Diversified Information

•	Thomson Reuters Corporation
•	McGraw Hill Financial, Inc.
•	RELX Group plc
•	Experian plc
•	Equifax Inc.
•	Wolters Kluwer
•	Dun & Bradstreet, Inc.

Vertical Information

•	Moody’s Corporation
•	Verisk Analytics, Inc.
•	IHS Inc.
•	MSCI Inc.
•	FactSet Research Systems Inc.
•	CoStar Group, Inc.
•	CoreLogic, Inc.
•	Morningstar, Inc.
•	The Advisory Board Company
•	Reis, Inc.

Software as a Service/Vertical Software

•	Salesforce.com, Inc.
•	The Ultimate Software Group, Inc.
•	Tyler Technologies, Inc.
•	Aspen Technology, Inc.
•	Guidewire Software, Inc.
•	Blackbaud, Inc.
•	Fleetmatics Group PLC
•	RealPage, Inc.
•	SPS Commerce, Inc.

Transaction Processing

•	Total System Services, Inc.
•	Global Payments Inc.
•	WEX Inc.
•	Euronet Worldwide, Inc.
•	Heartland Payment Systems, Inc.

Marketing/Advertising Services and Technology

•	WPP plc
•	Nielsen N.V.
•	Alliance Data Systems Corporation
•	Criteo S.A.
•	Aimia Inc.
•	Acxiom Corporation
•	Constant Contact, Inc.
•	Rocket Fuel Inc.

The range of implied multiples that Evercore calculated for the categories of companies that Evercore selected, are set forth below:

TEV/EBITDA
	2015E	2016E
The Company (Based on June 10, 2015 price per Share)	13.7x	11.5x
Automotive Information and Technology
Maximum	36.0x	18.1x
Median	19.3x	16.5x
Mean	22.4x	15.2x
Minimum	11.9x	10.9x
Diversified Information
Maximum	13.8x	12.6x
Median	12.7x	11.9x
Mean	12.1x	11.3x
Minimum	9.7x	9.4x
Vertical Information
Maximum	51.9x	25.4x
Median	14.7x	13.4x
Mean	18.4x	14.4x
Minimum	11.3x	10.4x
Software as a Service/Vertical Software
Maximum	48.8x	38.8x
Median	27.6x	22.9x
Mean	30.0x	24.5x
Minimum	17.5x	14.7x

TEV/EBITDA
	2015E	2016E
Transaction Processing
Maximum	14.0x	12.5x
Median	11.0x	10.2x
Mean	12.0x	10.9x
Minimum	10.4x	9.5x
Marketing/Advertising Services and Technology
Maximum	39.9x	27.9x
Median	10.9x	10.4x
Mean	15.3x	12.7x
Minimum	10.1x	8.8x

Evercore then applied a range of selected multiples of 14.0x to 19.0x to 2015E Adjusted EBITDA and a range of selected multiples of 11.5x to 16.5x to 2016E Adjusted EBITDA, derived from the selected publicly traded companies, to the corresponding financial data for the Company, based on the projections determined by Evercore using the Management Case. Additionally, Evercore also conducted the same analysis by applying the same range of selected Adjusted EBITDA multiples to Adjusted EBITDA excluding the contribution of incadea plc, and added $190.3 million paid by the Company as consideration for the acquisition of incadea plc. These analyses indicated the following implied range of equity values per Share, as compared to the Consideration:

Implied Equity Value Per Share		Consideration
14.0x – 19.0x 2015E Adj. EBITDA	14.0x – 19.0x 2015E Adj. EBITDA (excluding contribution of incadea plc) plus $190.3 million consideration paid for incadea plc
$40.78 – 59.05	$46.56 – 65.18	$63.25

11.5x – 16.5x 2016E Adj. EBITDA	11.5x – 16.5x 2016E Adj. EBITDA (excluding contribution of incadea plc) plus $190.3 million consideration paid for incadea plc	Consideration
$41.47 – 63.80	$44.87 – 66.96	$63.25

Selected Transactions Analysis.

Evercore performed an analysis of selected transactions to compare multiples paid in other transactions to the multiples implied in the Transactions. Evercore analyzed 27 transactions involving the acquisition of companies in the automotive information, marketing/advertising services and technology and vertical software industries. Evercore noted that none of the selected transactions or the companies that participated in the selected transactions are directly comparable to the Transactions or the Company.

The 27 transactions that Evercore selected are set forth below:

Announcement Date	Acquiror	Target
Automotive Information
August 5, 2014	Gannett Co., Inc.	Cars.com
November 20, 2014	Solera Holdings, Inc.	CAP Automotive
January 21, 2014	Apax Partners	Auto Trader Group Ltd. (UK)
December 19, 2013	DealerTrack Technologies, Inc.	Dealer.com
June 10, 2013	IHS Inc.	R.L. Polk & Co.
September 20, 2010	Hellman & Friedman LLC	Internet Brands, Inc.
July 9, 2010	Automatic Data Processing, Inc.	Cobalt Group, Inc.
August 8, 2006	Vista Equity Partners	The Reynolds & Reynolds Company
Marketing/Advertising Services and Technology
November 3, 2014	Publicis Groupe S.A.	Sapient Corporation
September 11, 2014	Alliance Data Systems Corporation	Conversant, Inc.
May 17, 2013	Accenture plc	Acquity Group Ltd.
December 20, 2013	The Oracle Corporation	Responsys, Inc.
July 12, 2012	Dentsu Inc.	Aegis Group PLC
March 8, 2010	CCMP Capital Advisors	Infogroup, Inc.
July 2, 2008	WPP Group	Taylor Nelson Sofres plc
Vertical Software
February 3, 2015	SS&C Technologies Holdings Inc.	Advent Software Inc.
June 23, 2014	The Oracle Corporation	MICROS Systems, Inc.
September 23, 2013	Vitera Healthcare Solutions, LLC	Greenway Medical Technologies, Inc.
June 4, 2013	Salesforce.com, Inc.	ExactTarget, Inc.
August 27, 2012	Trimble Navigation, Ltd.	TMW Systems Inc.
March 26, 2012	Monitise PLC	Clairmail, Inc.
March 5, 2012	Plato Learning, Inc.	Archipelago Learning, Inc.
January 17, 2012	Blackbaud, Inc.	Convio, Inc.
September 15, 2011	GTCR LLC	FundTech Ltd.
July 26, 2011	ACI Worldwide, Inc.	S1 Corporation
July 11, 2011	NCR Corporation	Radiant Systems, Inc.
July 1, 2011	Providence Equity Partners	Blackboard Inc.

For each of the selected transactions, Evercore calculated and compared TEV based on the implied transaction price as a multiple of the target’s last twelve months (“LTM”) Adjusted EBITDA based on the most recent period at the time of the announcement of the relevant transaction. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. The range of multiples that Evercore calculated is summarized below:

	Automotive Information	Marketing/Advertising Services and Technology	Vertical Software
EBITDA (LTM)
Maximum	15.8x	16.4x	24.2x
Median	14.3x	12.3x	16.1x
Mean	14.1x	12.6x	17.4x
Minimum	11.0x	10.6x	13.0x

Evercore then applied a range of selected multiples of 15.0x to 20.0x LTM Adjusted EBITDA, derived based on the transactions described above, to the corresponding financial data of the Company. Additionally, Evercore also conducted the same analysis by applying the same range of selected Adjusted EBITDA multiples to LTM Adjusted EBITDA excluding the contribution of incadea plc and adding the $190.3 million paid by the Company as consideration for the acquisition of incadea plc. These analyses indicated the following implied range of equity values per Share, as compared to the Consideration:

Implied Equity Value Per Share		Consideration
15.0x – 20.0x LTM June 20 Adj. EBITDA	15.0x – 20.0x Adj. EBITDA (excluding contribution of incadea plc) plus $190.3 million consideration paid for incadea plc
$38.21 – 54.74	$44.30 – 61.19	$63.25

Analysis of Historical Premiums Paid.

Evercore reviewed the premiums paid for 278 change of control transactions for U.S.-based companies with equity values between $2 billion and $5 billion from January 2005 to June 2015, which transactions Evercore deemed relevant and appropriate in its professional judgment.

Using information from Thomson SDC, a data source that monitors and publishes information on sale transactions, premiums paid were calculated as the percentage by which the per share consideration paid in each such transaction exceeded the closing market share prices of the target companies one day and one month prior to transaction announcements. This analysis indicated the following implied mean, median, top quartile, 50% – 75% quartile, 25% – 50% quartile and bottom quartile premiums for the selected transactions (with the percentage for each quartile representing the average percentage within such quartile):

	Premium to 1-Day	Premium to 1-Month Prior
Mean	30.0%	34.7%
Median	27.3%	29.9%
Top Quartile	54.8%	62.7%
50% – 75% Quartile	32.8%	37.0%
25% – 50% Quartile	22.2%	25.4%
Bottom Quartile	10.5%	14.2%

Based on the above analyses, Evercore then applied a range of selected premiums derived from the selected transactions of (i) 25% to 40% to the closing price of the Shares on June 10, 2015, and (ii) 30% to 45% to the closing price of the Shares on the date 1-month prior to June 10, 2015. These analyses indicated the following implied range of equity values per Share, as compared to the Consideration:

Implied Equity Value Per Share		Consideration
Premium of 25% to 40% to the closing price of the Shares on June 10, 2015	Premium of 30% to 45% to the closing price of the Shares on the date 1-month prior to June 10, 2015
$49.60 – 55.55	$55.78 – 62.22	$63.25

Sponsor Ability-To-Pay Analysis.

Evercore reviewed the ability of a financial sponsor to pay the Consideration based on range of parameters including amount of debt leverage that could be used for an acquisition of the Company, a financial sponsor’s required rate of return and the potential exit multiple that a financial sponsor could potentially receive in a theoretical exit in 2020. Assuming a 20.0% required internal rate of return, Evercore calculated a range of prices per Share by analyzing a range of transaction leverage multiples of 5.0x to 7.0x and applying a range of 2020E EBITDA exit multiples of 12.0x to 14.0x to Adjusted EBITDA as determined by Evercore using the Management Case and the Research Case. These analyses indicated the following implied range of equity values per Share, as compared to the Consideration:

Implied Equity Value Per Share		Consideration
Management Case	Research Case
$40.29 – 50.17	$36.10 – 45.41	$63.25

General.

In connection with the review of the Transactions by the Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Evercore’s view of the value of the Company. No company used in the above analyses as a comparison is directly comparable to the Company, and no transaction used is directly comparable to the Transactions. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company or its advisors.

Evercore prepared these analyses for the purpose of providing an opinion to the Board as to the fairness, from a financial point of view, of the consideration to be received by the holders of Shares. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. Evercore did not recommend any specific consideration to the Board or that any given consideration constituted the only appropriate consideration.

Under the terms of Evercore’s engagement, the Company agreed to pay Evercore (i) a fee of $1,000,000 payable upon the delivery of Evercore’s opinion, fully creditable against the success fee in (ii) to the extent paid and (ii) a fee of 0.50% of the value of the aggregate consideration received or to be received in respect of all of the equity of the Company upon consummation of the Transactions (estimated to be approximately $20 million). In addition, the Company has agreed to reimburse Evercore for its reasonable expenses (including legal fees, expenses and disbursements), and to indemnify Evercore for certain liabilities arising out of its engagement. Prior to this engagement, Evercore and its affiliates provided financial advisory services to the Company and received fees for the rendering of such services, including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore or its affiliates, and Parent or its affiliates pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to the Company, Parent, or their respective affiliates in the future, and in connection with any such services, Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company and its affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The Company engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

For a description of the terms of Evercore’s engagement, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used — Evercore” below.

Certain Dealertrack Forecasts

Important Information Concerning the Dealertrack Management Forecasts

Other than annual financial guidance provided to investors, which it may update from time to time, the Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, other than at annual investor day conferences, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in connection with the Board’s evaluation of the Offer and the Merger and other potential strategic alternatives available to the Company, the Company’s management prepared certain unaudited prospective financial information for the calendar years 2015 through 2020 (the “Forecasts”) which were prepared on June 8, 2015. The Company’s management provided (and/or reviewed and approved for provision) the Forecasts through 2018 to Parent; through 2020 to the Board for purposes of considering and evaluating Parent’s acquisition proposal; and through 2020 to Evercore in connection with the rendering of its opinion to the Board and in performing its related financial analyses, as described above under the heading “— Opinion of the Company’s Financial Advisor.”

The following is a summary of the Forecasts(1):

(Dollars in Millions)	2015E	2016E	2017E	2018E	2019E	2020E
GAAP Revenues	$1,106	$1,288	$1,494	$1,712	$1,946	$2,197
Adjusted EBITDA(2)	225	277	331	400	462	531
Capital Expenditures(3)	99	119	127	125	127	132
Unlevered Free Cash Flow(4)	126	159	204	275	336	399

(1)	Totals may not sum due to rounding.
(2)	The Company defines Adjusted EBITDA as GAAP net income (loss) excluding interest, taxes, depreciation and amortization expenses, stock-based compensation, contra-revenue and certain items, as applicable, such as: impairment charges, restructuring charges, impact of acquisition-related activity (including contingent consideration changes, compensation expense, basis difference amortization, and professional service fees), realized gains on sales of previously impaired securities, gains or losses on sales or disposals of subsidiaries and other assets, rebranding expenses and certain other items that the Company does not believe are indicative of its ongoing operating results. Adjusted EBITDA is a non-GAAP measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger and other strategic alternatives available to the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(3)	The Company defined Capital Expenditures as capitalized software expenditures plus other capital expenditures.
(4)	The Company defines Unlevered Free Cash Flow as Adjusted EBITDA less Capital Expenditures.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial Forecasts that were made available to Parent, the Board and/or Evercore and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements. All of the Forecasts summarized in this section were prepared by the Company’s management.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The PricewaterhouseCoopers LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Parent or Acquisition Sub, in the Merger Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Since the Forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, and described under the section below entitled “Forward-Looking Statements”. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Forecasts were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

Intent to Tender

To the knowledge of the Company, each executive officer and director of the Company, due to potential issues under Section 16(b) of the Exchange Act, does not currently intend to tender into the Offer any Shares held of record or beneficially owned by such person and over which he or she has sole or shared dispositive power.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

In connection with Evercore’s financial advisory services with respect to the transaction, the Company agreed to pay Evercore (i) a fee of $1,000,000 payable upon the delivery of Evercore’s opinion, fully creditable against the success fee in (ii) to the extent paid and (ii) a fee of 0.50% of the value of the aggregate consideration received or to be received in respect of all of the equity of the Company upon consummation of the Transactions (estimated to be approximately $20 million). In addition, the Company has agreed to reimburse Evercore for its reasonable expenses (including legal fees, expenses and disbursements), and to indemnify Evercore for certain liabilities arising out of its engagement. Evercore in the past has provided, currently is providing and in the future may provide investment banking services to the Company and certain of its affiliates unrelated to the transaction, for which services Evercore has received and expects to receive compensation including, during the two-year period prior to the date of Evercore’s opinion, having acted or acting as a financial advisor to the Company in December 2013 in connection with the Company’s acquisition of Dealer Dot Com, Inc. and December 2014 in connection with the Company’s acquisition of incadea plc, for which Evercore received during such two-year period an aggregate fee of approximately $9 million. No other compensation has been received by Evercore from the Company or its affiliates for investment banking services during the two-year period prior to the date of Evercore’s opinion. Although Evercore during the past two years has not provided, and is not currently providing, investment banking services to Parent for which Evercore has received compensation, Evercore may provide such services to Parent and/or its affiliates in the future, for which services Evercore would expect to receive compensation.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6. Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares		Sale, Purchase, or Exercise Price Per Share (if applicable)		Nature of Transaction
James Power	05/05/2015	50,000		$12.92		Exercise of stock options
Howard Tischler	05/07/2015	40,000	(1)	$12.92		Exercise of stock options
James Foy	05/11/2015	2,500		$20.71		Exercise of stock options
James Foy	05/11/2015	2,500		$42.63	(2)	Sale of Shares pursuant to Rule 10b5-1 trading plan
Mark O’Neil	05/26/2015	105,000	(3)	$12.92		Exercise of stock options
Amit Maheshwari	05/27/2015	1,643		$41.50		Sale of Shares
Jason Chapnik	06/01/2015	24,580		$41.02		Stock option grant
Howard Tischler	06/01/2015	4,388		N/A		Restricted stock units grant
James Foy	06/01/2015	4,388		N/A		Restricted stock units grant
Ann Lane	06/01/2015	4,388		N/A		Restricted stock units grant
John McDonnell	06/01/2015	4,388		N/A		Restricted stock units grant
Joseph Payne	06/01/2015	4,388		N/A		Restricted stock units grant
Barry Zwarenstein	06/01/2015	4,388		N/A		Restricted stock units grant
Jason Chapnik	06/01/2015	4,388		N/A		Restricted stock units grant

Name	Date of Transaction	Number of Shares	Sale, Purchase, or Exercise Price Per Share (if applicable)		Nature of Transaction
Richard Gibbs	06/16/2015	52,519	$62.98	(4)	Sale of Shares pursuant to Rule 10b5-1 trading plan
Mark O’Neil	06/18/2015	50,000	$62.95	(5)	Sale of Shares
John McDonnell	06/19/2015	23,448	$62.88	(6)	Sale of Shares

(1)	Includes 12,843 Shares withheld from the option exercise for the payment of the exercise price and taxes.
(2)	This transaction was executed in multiple trades at prices ranging from $42.29 to $42.91 per Share. The price reported above reflects the weighted average sale price.
(3)	Includes 62,888 Shares withheld from the option exercise for the payment of the exercise price and taxes.
(4)	This transaction was executed in multiple trades at prices ranging from $62.96 to $62.995 per Share. The price reported above reflects the weighted average sale price.
(5)	This transaction was executed in multiple trades at prices ranging from $62.93 to $62.95 per Share. The price reported above reflects the weighted average sale price.
(6)	This transaction was executed in multiple trades at prices ranging from $62.870 to $62.930 per Share. The price reported above reflects the weighted average sale price.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements —  Compensation Arrangements Entered Into in Connection with the Merger” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to an appraisal right of the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

If a stockholder wishes to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be July 24, 2015, unless Acquisition Sub extends the Offer pursuant to the terms of the Merger Agreement, and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was June 26, 2015), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;
•	not tender such Shares in the Offer; and
•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

Dealertrack Technologies, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042
Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the merger consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Parent or any of its affiliates and the Company, each of Parent and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration or early termination of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material (“Second Request”) from the U.S. Antitrust Division of the Department of Justice (the “ Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a Second Request concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a Second Request may take a significant amount of time. At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the HSR Act, each of Parent and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made on June 19, 2015.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the three months ended March 31, 2015.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the Transactions, including approvals under the HSR Act; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the Transactions; management plans relating to the Transactions and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated June 26, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Acquisition Sub on June 26, 2015 (the “Schedule TO”)).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Joint Press Release issued by Parent and Company dated June 15, 2015 (incorporated by reference to Exhibit 99.1 to Company’s Form 8-K filed June 15, 2015).
(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on June 26, 2015 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(5)(A)	Opinion of Evercore Group L.L.C. dated June 12, 2015 (attached hereto as Annex A).
(e)(1)	Agreement and Plan of Merger, dated as of June 12, 2015, by and among the Company, Parent and Acquisition Sub (incorporated by reference to Exhibit 2.1 to Company’s Current Report on Form 8-K filed June 15, 2015).
(e)(2)	Confidentiality Agreement, dated as of June 1, 2015, by and between the Company and Parent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 26, 2015

DEALERTRACK TECHNOLOGIES, INC.

By:	/s/ Eric D. Jacobs Name: Eric D. Jacobs Title: Executive Vice President, Chief Financial and Administrative Officer

ANNEX A

OPINION OF EVERCORE GROUP L.L.C.

June 12, 2015

The Board of Directors of
DealerTrack Technologies, Inc.
1111 Marcus Ave., Suite M04
Lake Success, NY 11042

Members of the Board of Directors:

We understand that DealerTrack Technologies, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Cox Automotive, Inc., a Delaware corporation (“Parent”), and Runway Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), pursuant to which, Acquisition Sub has agreed to commence a tender offer (the “Offer”) to purchase any (subject to the Minimum Condition) and all of the outstanding common stock (other than shares canceled or converted pursuant to the Merger Agreement), par value $0.01 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $63.25 (such per share amount or any higher amount per share of Company Common Stock that may be paid pursuant to an amended Offer, the “Consideration”), payable net to the holders of shares of Company Common Stock entitled to receive such Consideration in cash, without interest, and, pursuant to which, following the consummation of the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will be merged with and into the Company (the “Merger”, and together with the Offer, the “Transactions”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, and each share of Company Common Stock outstanding that is not tendered and accepted pursuant to the Offer (other than as provided in the Merger Agreement) will thereupon be canceled and converted into the right to receive cash in an amount equal to the Consideration, in each case, on the terms and conditions set forth in the Merger Agreement. The terms and conditions of the Transactions are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors of the Company (the “Board of Directors”) has asked us whether, in our opinion, the Consideration to be received by the holders of shares of Company Common Stock in the Transactions is fair, from a financial point of view, to the holders of shares of Company Common Stock.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;
(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;
(iii)	reviewed certain non-public historical and projected operating data relating to the Company prepared and furnished to us by management of the Company;
(iv)	discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);
(v)	reviewed the reported prices and the historical trading activity of the Company Common Stock;
(vi)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;
(vii)	compared the financial performance of the Company and the valuation multiples relating to the Merger with those of certain other transactions that we deemed relevant;

Letter to The Board of Directors of DealerTrack Technologies, Inc.
June 12, 2015

(viii)	reviewed the Merger Agreement; and
(ix)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transactions will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transactions.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the Consideration to be received by the holders of the Company Common Stock in the Transactions, from a financial point of view, to such holders. We do not express any view on, and our opinion does not address, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. Our opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transactions. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Company Common Stock or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transactions, including as to how any holder of shares of Company Common Stock should act in respect of the Transactions. We express no opinion herein as to the price at which shares of the Company Common Stock will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Letter to The Board of Directors of DealerTrack Technologies, Inc.
June 12, 2015

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Transactions are consummated. Prior to this engagement, we, Evercore Group L.L.C. and our affiliates, provided financial advisory services to the Company and received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. or its affiliates, and Parent or its affiliates pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Company, Parent, or their respective affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company and its affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the Transactions. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Company Common Stock in the Transactions is fair, from a financial point of view, to the holders of the shares of Company Common Stock.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Jonathan Knee Jonathan Knee Senior Advisor

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§262. Appraisal rights

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:
(1)	Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.
(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.
(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
(d)	Appraisal rights shall be perfected as follows:
(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)	If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.